Dark LLC

Statements of Comprehensive Income

(Unaudited)

	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue	$ -	$ -
Professional fees	2,100,000	
Total expenses	2,100,000	-
Net loss	$ (2,100,000)	$ -